Exhibit 99.10

     ECSI RECEIVES $4.3 MILLION TASK ORDER ON ITDS IBDSS CONTRACT TO SECURE
                                   TINKER AFB

      Continued DOD Business Displays Congruence with Homeland Security Act

CLIFTON, N.J., Aug. 5, 2004 (PRIMEZONE) -- ECSI, Electronic Control Security, Inc. (OTC BB:EKCS.OB) a global leader in perimeter security systems, today announced it was awarded a task order in excess of $4,300,000 by the Department of Defense of the United States to secure a highly strategic United States Air Force (USAF) base in North America.

Under the task order, ECSI will begin to install five of its premiere product lines designed to prevent unauthorized entry or access to large facilities. The Infrared Perimeter Intrusion Detection System (IPIDS(R)), Fiber Optic Intrusion Detection System (FOIDS(R)), Intelligent Video & Assessment System (IVAS(TM)), Radar Detection & Tracking System (RATS(TM)), and Intrusion Detection & Monitoring System (IDMS(R)) will be deployed to protect a classified site during the next twelve months.

Arthur Barchenko, CEO of ECSI, said, "This is the fifth major DOD contract we have been awarded in recent years and it demonstrates that we are an integral part of the DOD security technology program. In August of 2003 as part of the IBDSS program, we were awarded along with 3 other organizations, an ID/IQ contract valued at up to $498,000,000 to secure 35 Air Force bases over 5 to 7 years. With the Tinker award under the IBDSS contract, ECSI has announced over $5.8 million in new contracts for the first quarter of fiscal 2005. We are recognized as a quality provider for Homeland Security programs." Further, ECSI has supplied technology for over 22 DOD sites in the continental U.S., Alaska, Hawaii, the Middle East and Southeast Asia.

About ECSI

ECSI is recognized as a global leader in perimeter security and an effective quality provider for both the Department of Defense and Homeland Security programs. The company designs, manufactures and markets physical electronic security systems for high profile, high-threat environments. The employment of risk assessment and analysis allows ECSI to determine and address the security needs of government and commercial-industrial installations. The company has teaming agreements with Parsons Corp., ADT Federal Systems, ARINC, SRH Marine, Horne Engineering Services, Inc. and other industry leaders. ECSI's corporate office is located at 790 Bloomfield Avenue, Bldg. C-1, Clifton, NJ 07012. Tel:
973-574-8555; Fax: 973-574-8562; or visit http://www.anti-terrorism.com.

Certain statements included in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from such statements expressed or implied as the result of a variety of factors, of which a number could be potentially beyond the Company's control. The Company's actual results and events will be expressed from time to time in the Company's periodic filings with the Securities and Exchange Commission (the "SEC"). As a result, this press release should be read in conjunction with the Company's periodic filings with the SEC. The forward-reaching statements contained herein are made only as of the date of this press release and the Company assumes or undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Contact:

      John Lipman
      Lipman Capital Group Inc.
      212-755-3181
      jlipman@lipmangrp.com